BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

August 5, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	John Cash, Accounting Branch Chief
SiSi Cheng, Staff Accountant

	Re:	Sancon Resources Recovery, Inc. (“Registrant”)
Amendment No. 2 to Form 10-K for the Year Ended December 31, 2015
Filed on June 10, 2016
Form 10-Q for the Quarter Ended March 31, 2016
Filed June 13, 2016
File No. 0-50760

Dear Mr. Cash:

The Registrant hereby files its Amendment No. 2 to Form 10-K for the Year Ended December 31, 2015 (the “Amendment”). The sections and paragraphs in the Amendment have been revised in accordance with the Commission’s comment letter dated July 5, 2016 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of the Amendment “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-K for the year ended December 31, 2015

Forward Looking Statements, Page 4

1.    In accordance with your comment we have removed reference to PSLRA from this paragraph and we will comply with this comment in other periodic reports in future filings.

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August 5, 2016

Re: Sancon Resources Recovery, Inc. (“Registrant”)

Management’s Discussion and Analysis of financial Condition and Results of Operation

2.    We have removed the reference to risk factor under Item 1A, and in accordance with your comment we have removed such reference to “risk factors” from the rest of the report

3.    In accordance with your comment we have included Item 1A. In addition the certifications are dated currently and refer to this Amendment No. 2.

Item 8- “Financial Statements and Supplementary Data”, Page 6

4.    In accordance with your comment we have included the entire Note 6 on page F-9.

Item 9A- Controls and Procedures”, Page 7

5. In accordance with your comment we have revised this section to identify the version used as the 2013 version on page 11.

Audit Opinion, Page F-2

6.    Our auditor has revised its opinion to include 2014, which together with 2015, covers all the periods presented relating to the balance sheet, statements of income, stockholders’ equity and cash flows.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett

William B. Barnett

WBB: scc

cc/ Stephen Tang, President

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